

January 7, 2014

Via E-mail
Michael C. Bond
Chief Financial Officer
Pulse Electronics Corporation
12220 World Trade Drive
San Diego, CA 92128

>   **Re: Pulse Electronics Corporation**
>   **Form 10-K for the fiscal year ended December 28, 2012**
>   **Filed March 13, 2013**
>   **Form 10-Q for the quarter ended September 27, 2013**
>   **Filed November 5, 2013**
>   **File No. 001-5375**

Dear Mr. Bond:

We have reviewed your letter dated December 20, 2013 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended September 27, 2013

Note 10 – Preferred Stock, page 12

1. We note from your response to prior comment 4 that you concluded under FASB ASC section 480-10-25 that you are not required to classify your preferred stock as a liability. Please explain to us how you evaluated your preferred stock under FASB ASC paragraph 480-10-25-14, including how you analyzed your preferred shares under FASB ASC paragraph 480-10-25-14b.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief